UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No. __)*

ComScore, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

20564W105
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Issuer:	ComScore, Inc.	CUSIP No.: 20564W105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

CVCA, LLC (f/k/a J.P. Morgan Partners (SBIC), LLC)
13-337-6808
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
SEC Use
3.	Only
Citizenship or Place of
4.	Organization		Delaware
Sole Voting
		5.	Power	1,744,338 shares of Common Stock
Number of
Shares			Shared Voting
Beneficially		6.	Power
Owned by Each			Sole Dispositive
Reporting		7.	Power	1,744,338 shares of Common Stock
Person With:
Shared
		8.	Dispositive Power
Aggregate Amount Beneficially Owned by Each
9.	Reporting Person			1,744,338 shares of Common Stock
Check if the Aggregate Amount in Row (9) Excludes Certain
10.	Shares (See Instructions)
Percent of Class Represented by
11.	Amount in Row (9)			6.2%
12.	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

Issuer:	ComScore, Inc.	CUSIP No.: 20564W105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J.P. Morgan Partners (BHCA), L.P.
13-337-1826
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
SEC Use
3.	Only
Citizenship or Place of
4.	Organization		Delaware
Sole Voting
		5.	Power	244,784 shares of Common Stock
Number of
Shares			Shared Voting
Beneficially		6.	Power
Owned by Each			Sole Dispositive
Reporting		7.	Power	244,784 shares of Common Stock
Person With:
Shared
		8.	Dispositive Power
Aggregate Amount Beneficially Owned by Each
9.	Reporting Person			244,784 shares of Common Stock
Check if the Aggregate Amount in Row (9) Excludes Certain
10.	Shares (See Instructions)
Percent of Class Represented by
11.	Amount in Row (9)			0.9%
12.	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

Issuer:	ComScore, Inc.	CUSIP No.: 20564W105

Item 1.

(a)	Name of Issuer:

ComScore, Inc.

(b)	Address of Issuer's Principal Executive Offices:

11465 Sunset Hills Road
Suite 200
Reston, Virginia 20190

Item 2.
(a)	Name of Persons Filing:

CVCA, LLC (f/k/a J.P. Morgan Partners (SBIC), LLC) (“CVCA”)
JP Morgan Partners (BHCA), L.P. (“BHCA”)

Supplemental information relating to the ownership and control of the persons filing this statement is included in Exhibit 2(a) attached hereto.

(b)	Address of Principal Business Office or, if none, Residence:

270 Park Avenue
New York, New York 10017

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities (of Issuer):

Common Stock

(e)	CUSIP Number:

20564W105

Item 3. If this statement is filed pursuant to § § 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:

CVCA: 1,744,338 shares Common Stock
BHCA: 244,784 shares of Common Stock

(b)	Percent of Class:

SCHEDULE 13G

Issuer:	ComScore, Inc.	CUSIP No.: 20564W105

CVCA: 6.2%
BHCA: 0.9%

(c)	Number of shares as to which such person has:

	(i)	CVCA: 1,744,338 shares of Common Stock
BHCA: 244,784 shares of Common Stock
	(ii)	Not applicable.
	(iii)	CVCA: 1,744,338 shares of Common Stock
BHCA: 244,784 shares of Common Stock
	(iv)	Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SCHEDULE 13G

Issuer:	ComScore, Inc.	CUSIP No.: 20564W105

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

CVCA, LLC

By:	/c/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

J.P. Morgan Partners (BHCA), L.P.

By:	/c/ John C. Wilmot
	Name:	John C. Wilmot
	Title:	Managing Director

SCHEDULE 13G

Issuer:	ComScore, Inc.	CUSIP No.: 20564W105

EXHIBIT 2(a)

Item 2. Identity and Background.

                 This statement is being filed by CVCA, LLC (f/k/a J.P. Morgan Partners (SBIC), LLC), a Delaware limited liability company (hereinafter referred to as "CVCA"), whose principal business office is located at 270 Park Avenue, New York, New York 10017. CVCA is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of CVCA.

                 This statement is also being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited limited partnership (hereinafter referred to as “BHCA”), whose principal business office is located at 270 Park Avenue, New York, NY 10017. BHCA is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer of BHCA.

                 CVCA is a wholly owned subsidiary of BHCA. As the sole member of CVCA, BHCA may be deemed to beneficially own the shares held by CVCA. The general partner of BHCA is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as CVCA and BHCA, and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. As the general partner of BHCA, JPMP Master Fund may be deemed to beneficially own the shares held by CVCA and BHCA. The general partner of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as CVCA and BHCA, and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of JPMP Master Fund, JPMP Corp. may be deemed to beneficially own the shares held by CVCA and BHCA.

                 JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

SCHEDULE 13G

Issuer:	ComScore, Inc.	CUSIP No.: 20564W105

SCHEDULE A

CVCA, LLC (f/k/a J.P.Morgan SBIC, LLC)
J.P. Morgan Partners (BHCA), L.P.
Executive Officers1

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Phillip D. Renshaw-Lewis*
Vice President	William T. Williams Jr*
Vice President and Assistant Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors1

Ina R. Drew*
John C. Wilmot*

1	Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.
*	Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o
JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SCHEDULE 13G

Issuer:	ComScore, Inc.	CUSIP No.: 20564W105

SCHEDULE B

JPMP CAPITAL CORP.

Executive Officers1

President	Ina R. Drew*
Managing Director	Joseph S. Boconore*
Managing Director	Ana Capella Gomez-Acebo
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Phillip D. Renshaw-Lewis*
Vice President	William T. Williams Jr.*
Vice President and Assistant Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors1
Ina R. Drew*
John C. Wilmot*

1	Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.
*	Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan
Chase & Co., 270 Park Avenue, New York, New York 10017.

SCHEDULE 13G

Issuer:	ComScore, Inc.	CUSIP No.: 20564W105

SCHEDULE C

JPMORGAN CHASE & CO.

Executive Officers1

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank Bisignano *
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
Director of Human Resources	John F. Bradley*
Chief Investment Officer	Ina R. Drew *
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury & Securities Services	Heidi Miller*
Head, Retail Financial Services	Charles W. Scharf*
Chief Executive Officer, Card Services	Gordon A. Smith*
Global Head, Asset & Wealth Management	James E. Staley*
Co-Chief Executive Officer, Investment Bank	William T. Winters*
General Counsel	Stephen M. Cutler*
Chief Risk Officer	Barry L. Zubrow*

1 Each of whom is a United States citizen
*Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase &
Co., 270 Park Avenue, New York, NY 10017

SCHEDULE 13G

Issuer:	ComScore, Inc.	CUSIP No.: 20564W105

Directors1

Name	Principal Occupation or Employment;
Business or Residence Address

Crandall C. Bowles	Chairman and Chief Executive Officer
Spring Global US, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Stephen B. Burke	President
Comcast Cable Communications, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
James S. Crown	President
Henry Crown and Company
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
David M. Cote	Chairman and Chief Executive Officer
Honeywell International Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
James Dimon	Chief Executive Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Ellen V. Futter	President and Trustee
American Museum of Natural History
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer
The College Fund/UNCF
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer
Clear Creek Properties, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

1       Each of whom is a United States citizen.

SCHEDULE 13G

Issuer:	ComScore, Inc.	CUSIP No.: 20564W105

Name	Principal Occupation or Employment;
Business or Residence Address

Lee R. Raymond	Chairman of the Board and Chief Executive Officer
Exxon Mobil Corporation
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Robert I. Lipp	Chairman
The St. Paul Travelers Companies, Inc.
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer
Yum! Brands, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer
Johnson & Johnson
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017